September 23, 2013

VIA COURIER AND EDGAR

Re:	Brixmor Property Group Inc. Registration Statement on Form S-11 File No. 333-190002

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Brixmor Property Group Inc. ( “Brixmor”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of Brixmor’s common stock, marked to show changes from Amendment No. 1 as filed on August 23, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated September 18, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and

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information described below are based upon information provided to us by Brixmor. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 2.

General

1.	We note your response to comment 9 of our letter dated August 15, 2013 and your revisions on pages 5 and 110 that the disclosure is “as reported by industry sources.” When you provide us with support for all quantitative and qualitative business and industry data used in the registration statement in response to comment 2 of our prior letter, please include the referenced report(s) by industry sources.

Brixmor advises the Staff that it has provided under separate cover updated support for the data presented in the Registration Statement relating to grocer anchors that are #1 or #2, including the referenced reports by industry sources. Brixmor also notes that it has enhanced its disclosure on pages 2, 5, 114 and 117 to provide additional detail regarding this data.

2.	We note your response to comment 3 of our letter dated August 15, 2013. Please revise your disclosure to define “MSA” the first time such term is used.

Brixmor has revised the disclosure on page 1 to define “MSA” the first time such term is used.

Summary, page 1

3.	We note the disclosure of your NOI growth for various periods and your reference to a reconciliation of NOI to net income (loss) in the Summary Financial and Other Data section of your filing. However, we are unable to locate this reconciliation; it appears that you have only presented Same Property NOI, rather than NOI. Please advise or revise your filing to provide consistent disclosure. Furthermore, we note that you disclose NOI growth for the year ended June 30, 2013. In light of the fact that you have not included an income statement for that period, there is no comparable period presented, and there is no discussion of the results for this period, it is unclear why you have presented this information. Please remove the disclosure related to the year ended June 30, 2013 or advise us of your basis for inclusion.

Brixmor has revised the disclosure on pages 1 and 113 to clarify that the figure identified in the Staff’s comment is same property NOI of its Same Property Portfolio and has revised the tables on page 23 and page 100 to include a reconciliation of NOI of the Same Property Portfolio to Net income (loss) attributable to Brixmor Property Group Inc. In addition, Brixmor has revised the disclosure on pages 1 and 113 to remove the presentation of NOI growth for the twelve and three months ended June 30, 2013.

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4.	We note your disclosure in the summary and business sections regarding average annualized base rent per square foot. Also include, as applicable, average effective annual rent per square foot or advise. Refer to Item 15(e) of Form S-11.

As previously discussed with the Staff, Brixmor respectfully advises the Staff that the terms of Brixmor’s leases generally do not provide for rent concessions. Accordingly, the presentation of average effective annual rent would not provide information that is not already reflected in its presentation of average base rent.

5.	We note your disclosure on page 1 regarding net operating income. Please discuss here or in the MD&A section, the reasons for the increase in net operating income for the periods presented.

Brixmor has revised the disclosure on pages 88 and 89 to discuss the reasons for the changes in same property net operating income for the periods presented.

Competitive Strengths, page 3

6.	We note your response to comment 8 of our letter dated August 15, 2013 in which you have revised footnote (5) to indicate that the figure represents sales for 77% of the grocers in the IPO portfolio. Please further revise your disclosure in footnote (4) to the tables on pages 2 and 106 to disclose the number of grocery stores that reported sales. In addition, to the extent you are unable to report on the remaining 23% of your grocers’ sales, please revise to clarify that the figure does not represent “average” grocer sales PSF for the IPO portfolio.

Brixmor has revised footnote (4) to the tables on pages 2 and 114 to address the matters identified in the Staff’s comment. In addition, Brixmor has modified the applicable references throughout Amendment No. 2 to clarify that the average grocer sales figures represent the average sales of “reporting grocers.”

Summary Financial and Other Data, page 17

7.	We note your response to comment 11 of our letter dated August 15, 2013. Since the NAREIT definition does not specifically address gains from bargain purchases, it appears that it would be more appropriate to include the adjustment in your calculation of FFO As Adjusted which includes other adjustments not addressed in the NAREIT. Please revise or advise us further.

Brixmor acknowledges the Staff’s comment and advises the Staff that it has revised the calculation of FFO so that it no longer reflects the adjustment relating to gains from bargain purchases, which adjustment is now reflected only in FFO As Adjusted. Brixmor has revised the table on page 21 accordingly.

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Risk Factors, page 25

Our cash flows and operating results could be adversely affected by required payments of debt ..., page 27

8.	We note your revisions in response to comment 14 of our letter dated August 15, 2013 in which you have revised your risk factor to disclose the aggregate amount of debt maturing in 2013 and 2014. Please further revise your disclosure to separately break-out the amount of debt maturing in 2013 and that amount of debt maturing in 2014.

Brixmor has revised the disclosure on page 27 to separately break out the amount of debt maturing in 2013 and the amount of debt maturing in 2014.

Organizational Structure

IPO Property Transfers, page 44

9.	We note your response to comment 17 of our letter dated August 15, 2013 and your revised disclosure on page 160. Please also tell us how you intend to account for this $2 million cash payment and describe how you determined the amount in more detail.

Brixmor respectfully advises the Staff that the cash payment, which has been increased to an aggregate of $6 million, will be accounted for as additional compensation and will be included in general and administrative expense when the IPO Property Transfers are completed. BRE Retail Holdco L.P. and BRE Retail Transaction II Holdco L.P. elected to make the cash payments to reduce the number of fully vested shares of common stock of Brixmor and BPG Subsidiary that would otherwise be deliverable in the conversion and to provide some liquidity to holders of Class B Units. BRE Retail Holdco L.P. and BRE Retail Transaction II Holdco L.P. (and not Brixmor) will fund the cash payment. Brixmor has revised the disclosure on pages 167 and 168 accordingly.

Management Interest in Acquired Properties, page 44

10.	We note your response to comment 19 of our letter dated August 15, 2013 and your revised disclosure. Please further expand your disclosure to include a table that details the type and number of interests outstanding prior to conversion, the conversion ratio (when known), and the number of OP units that will be issued. Also, tell us how you will account for these conversions and quantify the amount of compensation expense that will be recorded, if any.

Brixmor has revised the disclosure on page 45 to include a table that sets forth the type and number of interests outstanding prior to conversion, the conversion ratio (based on an assumed initial public offering price at the midpoint of the range),

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and the number of OP units that will be issued. Brixmor will recognize additional compensation expense in respect of the conversion that will be included in general and administrative expense at the time it completes the IPO Property Transfers. The amount of the expense recognized will be the difference between the accumulated amounts previously recognized by Brixmor for the interests in the Acquired Properties and the fair value of the OP Units issued in the conversion. Brixmor has revised the disclosure on page 45 to describe this accounting treatment.

Distribution Policy, page 48

11.	Please reconcile the amounts included in Annex A for Pro forma net (income)/loss for the 12 months ended December 31, 2012 and Pro forma net income/loss for the six months ended June 30, 2013 to the pro forma financial statements in Annex B. Also, please tell us why you have adjusted pro forma net loss to add back loss from discontinued operations when pro forma net loss is based on continuing operations.

Brixmor has revised the table on page 51 in order to reconcile its estimate of initial cash available for distribution to pro forma net (income)/loss from continuing operations rather than pro forma net loss for the periods presented. Accordingly, this reconciliation no longer reflects an adjustment for loss from discontinued operations. Brixmor has made further revisions to such table to reconcile the amounts for pro forma net (income)/loss from continuing operations to the corresponding amounts set forth in “Unaudited Pro Forma Financial Information.”

12.	We note that you revised note (1) of the table on page 50 to include projected lease renewals. Please tell us how you determined which renewals to assume and advise us of your historical retention rate. Furthermore, please confirm that the rental income increases are net of expenses and that you have included estimated tenant improvement and leasing commissions costs for the leases that you have assumed to be renewed. Please expand footnote (6) to discuss the additional tenant improvement and leasing commission costs, if applicable.

Brixmor advises the Staff that the projected lease renewals were determined based on Brixmor’s historical retention rate for its IPO Portfolio of 83% for the twelve months ended June 30, 2013 and has revised footnote (1) of the table on page 52 accordingly. Brixmor confirms that the rental income increases are net of expenses and that it has included estimated tenant improvement and leasing commissions costs for leases that have been assumed to be renewed. Brixmor has revised footnote (6) to address the matters identified in the Staff’s comment.

13.

You disclose in footnote (6) that you have excluded capital expenditures related to redevelopment projects that are expected to be funded under your Unsecured Credit Facility. Please quantify the amount of these expenditures and provide us

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with more details regarding the extent of these improvements, the nature of the expenditures, and whether the expenditures are for a tenant that is already occupying the space.

Brixmor advises the Staff that $69.4 million of capital expenditures related to redevelopment projects are expected to be funded under the Unsecured Credit Facility. Brixmor’s redevelopment projects are tenant-driven and are focused on renovating, re-tenanting and repositioning for existing and new tenants or properties. Brixmor may occasionally seek to acquire non-owned anchor spaces and land parcels at, or adjacent to, its shopping centers to facilitate redevelopment projects. Brixmor has revised footnote (6) accordingly.

14.	We note that you have included footnote (7) for recurring maintenance capital expenditures. Please tell us how you determined this amount. Advise us of the historical amount of recurring capital expenditures, and discuss whether you expect estimated recurring capital expenditures to be greater than historical expenditures for the period reflected in the table. Also, expand the footnote to explain how you define “recurring” and provide examples of the types of costs considered to be recurring.

Brixmor advises the Staff that the amount of recurring capital expenditures was determined based on a historical four year average of $0.20 PSF. Brixmor expects estimated recurring capital expenditures to be in line with this historical four year average. Brixmor advises the Staff that its recurring capital expenditures are costs to maintain properties and their common areas, including new roofs, paving of parking lots and other general upkeep items. Brixmor has revised footnote (7) accordingly.

15.	We note that footnote (8) indicates that you have excluded $1,092.9 million of debt maturities during the 12 months ending June 30, 2014 based on the assumptions that you will be able to fund those amounts under your Unsecured Credit Facility. Please revise your table to include those payments as a reduction to Cash Available for Distribution. The amounts expected to be funded by the Unsecured Credit Facility should be presented below your total of Cash Available for Distribution and Payout Ratio.

Brixmor advises the Staff that as of September 23, 2013, Brixmor has repaid $689.9 million of the outstanding debt maturities. The remaining $402.1 million will be repaid at maturity with borrowings under the Unsecured Credit Facility. Brixmor has revised footnote (8) accordingly. As discussed with the Staff, Brixmor respectfully submits that it would not be appropriate to reduce its prospective cash available for distribution by the amount of these outstanding debt maturities because Brixmor intends to pay such amounts from borrowings under a committed credit facility rather than cash on hand.

Unaudited Pro Forma Financial Information, page 56

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2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page 64

16.	Please further expand footnote (EE) to include a table calculating the amounts included in the adjustments.

Brixmor has revised page 69 to add a table to footnote (EE) calculating the amounts included in the adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Results of Operations, page 73

Comparison of the Six Months Ended June 30, 2013 to the Six Months Ended June 30, 2012, page 73

17.	Please expand your discussion of the impairment charges recognized to address the underlying reasons for the impairments. To the extent material, please address the reasons by property or groups of related properties.

Brixmor has revised page 77 to address the matters identified in the Staff’s comment.

Our Critical Accounting Policies, page 96

18.	We note that you have granted a significant amount of stock based compensation in recent years. Please revise to include a critical accounting policy disclosing how such compensation has been valued, or advise us why you believe this is not necessary. Your disclosure should include:

•	A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted.

•	A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted in 2012 and the most recent interim period.

•

Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. You should also address factors contributing to an estimated IPO price, when known, that differs significantly from the most recent fair value determined. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Brixmor has revised its disclosure on pages 103 through 105 to include a critical accounting policy relating to stock-based compensation, which disclosure addresses each of the matters identified in the Staff’s comment.

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Real Estate, page 97

19.	Please expand the discussion of your capitalization policy related to your development activities. Please explain the types of costs that you capitalize and clearly identify when the capitalization period ends. Also, if you capitalize a material amount of soft costs, please quantify these amounts for us.

Brixmor has revised page 102 to address the matters identified in the Staff’s comment.

Principal Stockholders, page 186

20.	We note you indicate in the beneficial ownership tables on pages 186 and 188 that the “directors, director nominees and executive officers” are comprised of 13 people. We further note that only 10 people are listed in the table. Please refer to Item 403(b) of Regulation S-K and revise or advise.

Brixmor advises the Staff that, in addition to the directors, director nominees and named executive officers listed in the beneficial ownership table on page 194, three individuals who are not “named executive officers” are executive officers of Brixmor and, accordingly, the Outstanding Brixmor Interests beneficially owned by such individuals has been included in the line item “All directors, director nominees and executive officers as a group” in such table.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Equity Securities, page II-1

21.	We note your response to comment 41 of our letter dated August 15, 2013 in which you have revised your disclosure to indicate that the 75,649 shares of common stock were issued to an investment vehicle controlled by an investment fund managed by an affiliate of The Blackstone Group L.P. Please revise your disclosure to identify the affiliate to which you are referring.

Brixmor has revised the disclosure on page II-1 to identify the applicable affiliate.

Exhibit Index

22.	We note your response to comment 43 of our letter dated August 15, 2013 in which you indicate that Brixmor anticipates that it will be converted to a Maryland corporation subsequent to the effectiveness of the registration statement and that accordingly will not be filing an executed Charter and Bylaws. Please refer to Item 601 and file the current, executed, Articles of Incorporation, Charter and Bylaws prior to effectiveness. To the extent you anticipate filing an amended Charter and Bylaws in the future, you may file these in the “form of” version in addition to the current, executed version.

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Brixmor has filed its currently operative certificate of incorporation and by-laws as Exhibits No. 3.1, 3.2 and 3.3 to Amendment No. 2.

23.	We note that the legal opinion is conditioned on the conversion of the Company from a Delaware corporation to a Maryland corporation pursuant to the Charter and the Certificate of Conversion being approved by the stockholders of the Company. Please revise the prospectus to disclose that shareholder approval and the subsequent effectiveness of the Charter amendment are conditions to the issuance of shares in the offering.

Brixmor has revised the disclosure on page 201 to address the matters identified in the Staff’s comment.

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Please do not hesitate to call Michael V. Pappagallo, President and Chief Financial Officer of Brixmor, at 646-344-8700 with any questions or further comments you may have regarding accounting matters and Joshua Ford Bonnie at 212-455-3986 with any other questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tom Kluck, Esq.

Jessica Barberich

William Demarest

Brixmor Property Group Inc.

Michael V. Pappagallo

Steven F. Siegel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Esq.

Phyllis G. Korff, Esq.